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                                                                  EXHIBIT 7

                                                                  March 16, 1995

Dear Shareholder:

     After meeting on March 8, 10 and 14-15 to review and consider Luxottica's unsolicited conditional offer to purchase the common shares (and associated preference share purchase rights) of U.S. Shoe for $24 per share, your Board of Directors determined that the Luxottica offer is inadequate and not in the best interests of U.S. Shoe and its shareholders and voted unanimously to reject the Luxottica offer.

     THE DIRECTORS RECOMMEND THAT THE LUXOTTICA OFFER BE REJECTED. WE URGE YOU TO REJECT THE OFFER, AND RECOMMEND YOU NOT TENDER YOUR SHARES TO LUXOTTICA.

     In reaching our decision to reject the Luxottica offer, your Board of Directors relied upon, among other things, the opinion of U.S. Shoe's financial adviser, James D. Wolfensohn Incorporated ("Wolfensohn"), that the offer is inadequate; the significant conditions of Luxottica's offer, including that it is subject to financing; and the progress made in discussions with others on potential transactions.

     On February 17, 1995, U.S. Shoe announced that it had retained Wolfensohn to evaluate alternative strategies, including the possible separation of U.S. Shoe's businesses, and that the Company had initiated preliminary discussions with others.

     Today, we have announced a definitive agreement to sell the Company's footwear business to Nine West for total consideration of approximately $600 million in cash and warrants. The after-tax value reflected in the Nine West agreement strengthens our conviction that U.S. Shoe is worth more than Luxottica now is offering. We will continue to pursue transactions to realize those higher values for U.S. Shoe shareholders.

     The Board's recommendations with respect to the Luxottica offer are set forth more fully in the attached Schedule 14D-9.

     Your Board of Directors appreciates your support, as we work to enhance shareholder value.

                                            Sincerely,

                                            Bannus B. Hudson
                                            President and Chief Executive
                                            Officer